UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ADESTO TECHNOLOGIES CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00687D101

(CUSIP Number)

Harris & Harris Group, Inc.
1450 Broadway, 24th Floor
New York, NY 10018
Attention: Daniel B. Wolfe
Telephone: 212-582-0900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00687D101

1	NAME OF REPORTING PERSONS: Harris & Harris Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,769,868 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,769,868 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,769,868 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 11.4% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
Based upon 15,489,951 shares of common stock outstanding as of November 7, 2016, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2016, filed on November 14, 2016.

CUSIP No. 00687D101

1	NAME OF REPORTING PERSONS: Douglas W. Jamison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,769,868 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,769,868 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,769,868 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 11.4% from Harris & Harris Group, Inc. (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
Based upon 15,489,951 shares of common stock outstanding as of November 7, 2016, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2016, filed on November 14, 2016.

(2)
As described in Item 2, Mr. Jamison is deemed to have shared voting and dispositive power over the shares of the Company held by Harris & Harris as a result of his position as Chief Executive Officer of Harris & Harris. Reference is made to Item 2 to this Schedule 13D.

CUSIP No. 00687D101

1	NAME OF REPORTING PERSONS: Daniel B. Wolfe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,769,868 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,769,868 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,769,868 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 11.4% from Harris & Harris Group, Inc. (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
Based upon 15,489,951 shares of common stock outstanding as of November 7, 2016, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2016, filed on November 14, 2016.

(2)
As described in Item 2, Mr. Wolfe is deemed to have shared voting and dispositive power over the shares of the Company held by Harris & Harris as a result of his position as President, Chief Financial Officer, and Chief Compliance Officer of Harris & Harris. Reference is made to Item 2 to this Schedule 13D.

CUSIP No. 00687D101

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the "Amendment No. 1").  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2. Identity and Background

Item 2(a)-(c) and (f) is hereby amended and restated to read as follows:

(a) - (c) This Statement is filed by Harris & Harris Group, Inc. (“Harris & Harris”), Daniel B. Wolfe and Douglas W. Jamison (each, a "Reporting Person"). Mr. Wolfe and Mr. Jamison may be deemed to have shared voting and shared dispositive power over the Common Stock owned by Harris & Harris (the "Shares") as result of their respective positions as President, Chief Financial Officer and Chief Compliance Officer (Mr. Wolfe) and Chief Executive Officer (Mr. Jamison) of Harris & Harris. The principal business address of each Reporting Person is 1450 Broadway, 24th Floor, New York, NY 10018. None of the Reporting Persons is considered to be part of a group, and this Schedule 13D has been filed by the Reporting Persons as a joint filing pursuant to Rule 13d–1(k)(1) promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended.

(f) Harris & Harris is a New York corporation, Mr. Wolfe and Mr. Jamison are citizens of the United States of America.

Item 4. Purpose of Transaction
Item 4 is hereby amended and restated to read as follows:

The description set forth in Item 3 of this Schedule 13D is incorporated herein by reference. Harris & Harris acquired such securities in the Company for investment purposes. Depending upon overall market conditions, other investment opportunities available to Harris, the availability of Shares at prices that would make the purchase of additional Shares desirable, or the market price at which Shares are then currently trading that would make the sale of Shares desirable (in either case, including market prices that may exist as a result of this filing or other filings by Harris), Harris may increase or decrease its position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as Harris may deem advisable. Harris does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Harris intends to review its investment in the Issuer on a continuing basis and to engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations, corporate governance and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities market and general economic and industry conditions, Harris may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation,

•	communicating privately or publicly with other stockholders, the Issuer's Board of Directors or other persons;

•	making proposals or director nominations to the Issuer;

•	soliciting proxies with respect to proposals or director nominees made by Harris;

•	supporting proposals or director nominations made by Harris or other stockholders;

•	purchasing additional Shares or selling some or all of their Shares; or

•	changing their intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer
This Amendment amends and restates Item 5(a)-(b) in its entirety as set forth below:

(a)-(b) The aggregate percentage of Common Stock reported owned by each person named herein is based upon 15,489,951 shares of common stock outstanding as of November 7, 2016, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2016, filed on November 14, 2016. As of January 9, 2017, Harris & Harris beneficially owned 1,769,868 shares of Common Stock, constituting approximately 11.4% of the shares outstanding, based upon 15,489,951 shares of common stock outstanding as of November 7, 2016, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2016, filed on November 14, 2016. Mr. Jamison and Mr. Wolfe may be deemed to have shared voting and dispositive power over the Common Stock owned by Harris & Harris as a result of Mr. Jamison's position as Chief Executive Officer of Harris & Harris and Mr. Wolfe's position as President, Chief Financial Officer and Chief Compliance Officer of Harris & Harris.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated to read as follows:

Not applicable.

Item 7. Material to Be Filed as Exhibits

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2017

HARRIS & HARRIS GROUP, INC.

By: /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President

/s/ Daniel B. Wolfe
Daniel B. Wolfe

/s/ Douglas W. Jamison
Douglas W. Jamison